Exhibit 99.1

February 14, 2019

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority
Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commission
Ontario Securities Commission	British Columbia Securities Commission
Autorité des marchés financiers	Superintendent of Securities, Prince Edward Island

RE: BCE INC.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following dates in connection with their Annual General Meeting of Shareholders:

Date of meeting:	May 2, 2019
Record date for notice:	March 18, 2019
Record date for voting:	March 18, 2019
Beneficial ownership determination date:	March 18, 2019
Securities entitled to Notice:	Common shares
Securities entitled to vote:	Common shares
Issuer mailing directly to non-objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	Yes
Issuer using notice-and-access for non-registered investors:	Yes
Notice-and-access stratification criteria:	No

Sincerely,

Judy Power
Associate Manager, Trust Central Services